TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT
Financial Statements
    Statements of Net Assets Available for Benefits
    Statement of Changes in Net Assets Available for Benefits With Fund Information" Year Ended June 30, 2001
    Statement of Changes in Net Assets Available for Benefits With Fund Information" Year Ended June 30, 2000
    Notes to Financial Statements
Supplemental Schedules
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
    ASSETS HELD FOR INVESTMENT PURPOSES
Exhibit 23--Consent

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN

Financial Statements
and Supplementary Information

June 30, 2001 and 2000

HARRIS CORPORATION RETIREMENT PLAN

Table of Contents

June 30, 2001 and 2000

	Page
Independent Auditor's Report	1
Financial Statements:	
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits With Fund Information for 2001	3-6
Statement of Changes in Net Assets Available for Benefits With Fund Information for 2000	7-8
Notes to Financial Statements	9-15
Supplemental Schedules:	
Assets Held for Investment	16-50
Assets Held for Investment Which Were Both Acquired and Disposed of Within the Plan Year	51-54
Transactions or Series of Transactions in Excess of Five Percent of the Current Value of Plan Assets	55

INDEPENDENT AUDITOR'S REPORT

Investment Committee
Harris Corporation Retirement Plan
Melbourne, Florida

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the "Plan") as of June 30, 2001 and 2000, and the related statement of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in its net assets available for benefits with fund information for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of June 30, 2001, assets held for investment which were both acquired and disposed of within the plan year, and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the June 30, 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the June 30, 2001 financial statements taken as a whole.

Melbourne, Florida
October 18, 2001

/s/ Bray, Beck & Koetter CPA, PA

1

Financial Statements

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 2001 and 2000

	2001	2000
ASSETS		
Investments, at fair value (Note 4):		
U.S. Government securities	$ 84,827,459	$ 109,168,072
Corporate debt securities	86,032,192	104,258,145
Common stocks	785,078,495	895,386,837
Registered investment companies	95,166,019	113,644,849
Common/collective trust funds	433,433,225	656,860,200
Guaranteed Investment Contracts	437,003,942	324,441,630
Participant loans	20,614,724	22,133,132
Total investments	1,942,156,056	2,225,892,865
Receivables:		
Contributions receivable:		
Harris Corporation	11,430,832	12,470,534
Participants	1,951,434	3,235,400
Loan payments	424,175	1,029,441
Accrued interest and dividends	2,072,650	3,173,261
Securities sold	10,755,121	7,625,441
Total receivables	26,634,212	27,534,077
Cash and cash equivalents (Note 3)	73,991,639	50,563,675
Total assets	2,042,781,907	2,303,990,617
LIABILITIES		
Due to participants	5,253,730	9,061,720
Accrued expenses	102,378	—
Securities purchased	7,959,885	5,200,478
Outstanding options	1,204,544	—
Total liabilities	14,520,537	14,262,198
Net assets available for benefits	$2,028,261,370	$2,289,728,419

See accompanying notes to financial statements.

2

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2001

	Balanced Fund	Short-Term Bond Fund	Money Market Fund
Increases:			
Interest	$ 8,905,641	$ 3,328,408	$ 2,979,833
Dividends	5,911,625	—	—
Net appreciation (depreciation) in fair value of investments	(49,897,474)	2,461,628	(4,315)
Contributions:			
Participant rollover	952,215	73,187	105,503
Employer profit sharing	2,409,151	—	307,867
Employer matching	3,890,309	428,304	542,926
Employee	9,006,610	753,108	901,316
Total increases	(18,821,923)	7,044,635	4,833,130
Transfers:			
Net participants' transfers between funds	(50,662,594)	(70,564,607)	15,082,361
Decreases:			
Benefits paid directly to participants	66,604,378	5,171,626	9,566,559
Administrative expenses	2,642,367	103,666	173,292
Total decreases	69,246,745	5,275,292	9,739,851
Net increase (decrease) in net assets available for benefits	(138,731,262)	(68,795,264)	10,175,640
Net assets available for benefits:			
Beginning of year	784,321,170	68,795,264	48,988,794
End of year	$ 645,589,908	$ —	$59,164,434

Continued.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2001

	Equity Income Fund	Equity Index Fund	Stable Value Fund	Growth Fund	Harris Corporation Stock Fund	International Fund
Increases:						
Interest	$ 594,340	$ 55,624	$ 22,123,448	$ 627,787	$ 6,065	$ 2,845
Dividends	4,616,936	—	—	3,973,088	220,041	1,400,261
Net appreciation (depreciation) in fair value of investments	29,484,109	(57,638,969)	—	(93,728,748)	(5,857,447)	(5,973,777)
Contributions:						
Participant rollover	217,985	421,771	523,222	629,533	—	50,128
Employer profit sharing	1,384,205	1,896,294	1,639,404	2,134,629	—	198,553
Employer matching	2,031,115	3,668,882	2,042,152	3,794,120	3,794,157	412,560
Employee	4,507,203	7,844,127	3,554,621	9,249,065	2,523,732	954,639
Total increases	42,835,893	(43,752,271)	29,882,847	(73,320,526)	686,548	(2,954,791)
Transfers:						
Net participants' transfers between funds	45,897,111	(49,338,311)	141,054,901	(42,087,720)	(773,026)	(4,120,406)
Decreases:						
Benefits paid directly to participants	18,649,423	27,777,846	41,033,367	26,825,856	2,562,461	2,186,039
Administrative expenses	438,880	187,374	498,360	1,362,549	1,753	9,723
Total decreases	19,088,303	27,965,220	41,531,727	28,188,405	2,564,214	2,195,762
Net increase (decrease) in net assets available for benefits	69,644,701	(121,055,802)	129,406,021	(143,596,651)	(2,650,692)	(9,270,959)
Net assets available for benefits:						
Beginning of year	173,641,020	400,763,913	335,099,799	389,872,334	34,625,833	31,487,160
End of year	$243,285,721	$ 279,708,111	$464,505,820	$ 246,275,683	$31,975,141	$22,216,201

Continued.

4

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2001

	Global Technology Fund	Extended Market Index Fund	Russell 2000 Growth Index Fund
Increases:			
Interest	$ 1,733	$ 571	$ 660
Dividends	—	—	—
Net appreciation (depreciation) in fair value of investments	(410,477)	1,668	24,475
Contributions:			
Participant rollover	40,482	28,019	5,633
Employer profit sharing	44,951	33,390	58,768
Employer matching	19,933	12,877	21,417
Employee	41,148	26,342	46,537
Total increases	(262,230)	102,867	157,490
Transfers:			
Net participants' transfers between funds	4,556,452	2,507,491	5,401,478
Decreases:			
Benefits paid directly to participants	4,826	146,923	9,401
Administrative expenses	80	31	17,008
Total decreases	4,906	146,954	26,409
Net increase (decrease) in net assets available for benefits	4,289,316	2,463,404	5,532,559
Net assets available for benefits:			
Beginning of year	—	—	—
End of year	$4,289,316	$2,463,404	$5,532,559

Continued.

5

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2001

	Passive Bond Market Index Fund	Loan Fund	Total
Increases:			
Interest	$ 287	$ 1,070,830	$ 39,698,072
Dividends	—	—	16,121,951
Net appreciation (depreciation) in fair value of investments	(2,114)	—	(181,541,441)
Contributions:			
Participant rollover	1,850	—	3,049,528
Employer profit sharing	47,124	—	10,154,336
Employer matching	9,320	—	20,668,072
Employee	18,080	—	39,426,528
Total increases	74,547	1,070,830	(52,422,954)
Transfers:			
Net participants' transfers between funds	2,566,299	480,571	—
Decreases:			
Benefits paid directly to participants	440	3,069,809	203,608,954
Administrative expenses	58	—	5,435,141
Total decreases	498	3,069,809	209,044,095
Net increase (decrease) in net assets available for benefits	2,640,348	(1,518,408)	(261,467,049)
Net assets available for benefits:			
Beginning of year	—	22,133,132	2,289,728,419
End of year	$2,640,348	$20,614,724	$2,028,261,370

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2000

	Balanced Fund	Short-Term Bond Fund	Money Market Fund	Equity Income Fund
Increases:				
Plan interest in Harris Corporation Master Trust investment income	$ 7,890,832	$ 1,410,723	$ 757,518	$ (19,713,901)
Interest	9,199,199	2,825,235	1,756,815	315,027
Dividends	1,849,387	—	—	3,859,727
Net appreciation (depreciation) in fair value of investments	42,125,248	(378,000)	9,982	(17,598,754)
Contributions:				
Participant rollover	360,544	4,232	89,479	128,514
Employer profit sharing	2,576,152	395,873	237,119	1,265,889
Employer matching	4,357,208	815,212	414,504	2,997,023
Employee	8,096,814	1,324,667	832,152	5,617,052
Total increases	76,455,384	6,397,942	4,097,569	(23,129,423)
Transfers:				
Net transfers (to) from Harris Corporation Union Retirement Plan	(2,533,558)	22,449	(59,933)	(1,172,332)
Net transfers from (to) other trustees (Note 6)	(90,392,884)	(11,912,740)	(4,805,868)	(32,283,960)
Net participants' transfers between funds	(65,753,874)	(14,410,720)	24,079,424	(76,588,015)
Total transfers	(158,680,316)	(26,301,011)	19,213,623	(110,044,307)
Decreases:				
Benefits paid directly to participants	72,285,763	7,415,231	16,601,341	26,312,287
Administrative expenses	1,191,424	217,880	107,337	1,100,179
Total decreases	73,477,187	7,633,111	16,708,678	27,412,466
Net increase (decrease) in net assets available for benefits	(155,702,119)	(27,536,180)	6,602,514	(160,586,196)
Net assets available for benefits:				
Beginning of year	940,023,289	96,331,444	42,386,280	334,227,216
End of year	$ 784,321,170	$ 68,795,264	$48,988,794	$ 173,641,020

Continued.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2000

	Equity Index Fund	Stable Value Fund	Growth Fund	Harris Corporation Stock Fund	International Fund	Loan Fund	Total
Increases:							
Plan interest in Harris Corporation Master Trust investment income	$ (5,507,568)	$ 8,044,386	$ 8,570,633	$(13,589,611)	$ 893,371	$ —	(11,243,617)
Interest	—	13,203,158	500,654	4,758	858,285	1,607,964	30,271,095
Dividends	—	—	2,693,664	3,821,212	216,538	—	12,440,528
Net appreciation (depreciation) in fair value of investments	30,597,428	—	48,391,818	9,959,073	1,233,743	—	114,340,538
Contributions:							
Participant rollover	413,835	390,891	542,079	—	71,757	—	2,001,331
Employer profit sharing	2,314,143	889,831	2,509,376	—	245,657	—	10,434,040
Employer matching	4,752,964	1,693,581	3,956,302	4,260,283	320,726	—	23,567,803
Employee	9,208,286	2,935,662	8,398,109	2,618,964	694,735	—	39,726,441
Total increases	41,779,088	27,157,509	75,562,635	7,074,679	4,534,812	1,607,964	221,538,159
Transfers:							
Net transfers (to) from Harris Corporation Union Retirement Plan	(1,369,342)	(200,663)	(1,382,855)	(3,105)	(122,196)	9,678	(6,811,857)
Net transfers from (to) other trustees (Note 6)	(60,206,835)	(49,514,624)	(40,301,980)	(3,969,803)	(2,624,056)	(6,664,383)	(302,677,133)
Net participants' transfers between funds	(18,152,742)	31,390,859	103,159,722	(1,137,698)	20,588,011	(3,174,967)	—
Total transfers	(79,728,919)	(18,324,428)	61,474,887	(5,110,606)	17,841,759	(9,829,672)	(309,488,990)
Decreases:							
Benefits paid directly to participants	41,301,115	47,120,894	34,671,738	3,373,390	1,436,120	2,032,815	252,550,694
Administrative expenses	271,655	479,125	1,191,681	583	10,581	—	4,570,445
Total decreases	41,572,770	47,600,019	35,863,419	3,373,973	1,446,701	2,032,815	257,121,139
Net increase (decrease) in net assets available for benefits	(79,522,601)	(38,766,938)	101,174,103	(1,409,900)	20,929,870	(10,254,523)	(345,071,970)
Net assets available for benefits:							
Beginning of year	480,286,514	373,866,737	288,698,231	36,035,733	10,557,290	32,387,655	2,634,800,389
End of year	$400,763,913	$335,099,799	$389,872,334	$ 34,625,833	$31,487,160	$ 22,133,132	$2,289,728,419

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

1.   **Description of the Plan**

The following description of the Harris Corporation Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Harris Corporation Retirement Plan is a defined contribution plan covering substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

Contributions

The Harris Corporation Retirement Plan features a Profit-Sharing Program and a Deferred Income Savings Program. The Corporation's annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan document, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

Payments of Benefits

Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

Participant Loans

The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of 401(k) plan contributions.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

1. **Description of the Plan, continued**

Vesting

A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Retirement Plan Administrative Committee.

Forfeitures

A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 2001, employer contributions were reduced by $1,801,466 from forfeited nonvested accounts. Forfeited amounts included in Plan assets at June 30, 2001 which are available to reduce company contributions totaled $3,252,361.

Plan Termination

Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100 percent vested in their accounts.

Investment Options

Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of twelve investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The accounting records of the Plan are maintained on the accrual basis.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   Investment Valuation and Income Recognition

   The Plan's investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Guaranteed investment contracts held in the Plan's Stable Value Fund are fully benefit-responsive. In accordance with Statement of Position No. 94-4 *"Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pensions Plans"*, these contracts are recorded at contact value, which approximates fair value. The average effective yield for the years ended June 30, 2001 and 2000 was 5.58% and 6.02%, respectively. Crediting interest rates range from 5.03% — 7.53% at June 30, 2001and 5.09% — 7.53% at June 30, 2000. Participant loans are stated at cost.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

   Administrative Expenses

   Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.

   Payment of Benefits

   Benefits are recorded when paid.

3. **Transactions with Parties-in-Interest**

   Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest"

   The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

11

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

3.   Transactions with Parties-in-Interest, continued

Investments of the Plan at June 30, 2001 and 2000 include the following:

	2001		2000	
	Shares	**Fair Value**	**Shares**	**Fair Value**
Pyramid Broad Market				
Fixed Income Fund	44,333,798	$111,727,378	87,192,631	$197,175,672
Pyramid Equity Index Fund	107,258	321,705,847	130,608	459,684,528
Harris Corporation common stock	1,161,340	31,600,062	1,038,114	33,998,234

Cash and cash equivalents of the Plan at June 30, 2001 and 2000 include (but is not limited to) the following:

	2001		2000	
	Shares	**Fair Value**	**Shares**	**Fair Value**
Pyramid Directed Account				
Cash Fund	66,482,668	$66,482,668	47,130,926	$47,130,926

Pyramid Funds are managed by Bankers Trust Company, the Plan's Trustee.

4.   Investments

The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Union Retirement Plan. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average daily balances invested by each plan. In August 1999, Harris Corporation sold its semiconductor business to Intersil Corporation. As a result, Intersil Corporation became sponsor of the Harris Corporation Union Retirement Plan and the Master Trust was discontinued in October 1999, following the transfer of net assets of the Harris Corporation Union Retirement Plan to the successor trustee (see Note 6).

12

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

4.   **Investments, continued**

Investment income of the Master Trust during the year ended June 30, 2000 and the Plan during the year ended June 30, 2001 is as follows:

	2001	2000
Net appreciation (depreciation) in fair value as determined by quoted market prices:		
U.S. government securities	$ 4,749,441	$ (472,638)
Corporate debt securities	2,275,907	(454,297)
Foreign debt securities	205,295	(65,715)
Corporate equity securities	(113,526,034)	(31,911,234)
Registered investment companies	(386,449)	—
Morgan Stanley International Magnum Fund	(19,639,081)	4,665,883
Putnam New Opportunities Fund	(9,641,371)	4,042,031
	(135,962,292)	(24,195,970)
Net appreciation (depreciation) in fair value as determined by investee company:		
Pyramid Broad Market Fixed Income Fund	19,308,875	2,172,814
Pyramid Equity Index Fund	(64,888,024)	(6,564,163)
	(45,579,149)	(4,391,349)
Interest and dividends	55,820,023	18,476,990
Totals	$(125,721,418)	$(10,110,329)
Plan interest in Master Trust	$ —	$(11,243,617)

The fair value of individual investments that represent 5% or more of plan net assets at June 30, 2001 are as follows:

Pyramid Equity Index Fund	$321,705,847
Pyramid Broad Market Fixed Income Fund	$111,727,378

13

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

5.   **Tax Status**

The plan obtained its latest determination letter on August 18, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust is tax-exempt as of June 30, 2001. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   **Net Transfers from (to) Other Trustees**

Transfers in

On July 1, 1999, Harris Intraplex, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

Transfers out

During the year ended June 30, 2000, the Plan transferred assets to other qualified plans in connection with the spin-off of and sales of several business units.

These transfers included the following:

Intersil

In August 1999, Harris Corporation sold its semiconductor business to Intersil Corporation. Substantially all employees of Harris Semiconductor were offered positions with Intersil. In October 1999 the value of the Harris Semiconductor employees' participant accounts were transferred to the Intersil Plan's trustee.

Lanier Worldwide, Inc.

On November 5, 1999 Harris Corporation distributed one share of Lanier Worldwide, Inc. common stock for each share of Harris Corporation common stock owned to shareholders of record on November 1, 1999. In connection with this transaction the value of participant accounts of Lanier Worldwide, Inc. employees who had previously participated in the Harris Corporation Retirement Plan were transferred to the Lanier Worldwide, Inc. Plan's trustee in March 2000.

14

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2001 and 2000

6. **Net Transfers from (to) Other Trustees, continued**

Other

In addition to the above transactions, Harris Corporation sold business units which resulted in the transfer of assets in December 1999, April 2000 and June 2000 to the trustees of plans for M2Global, Inc., Sanmina, Inc. and General Signal, Inc., respectively.

Amounts transferred in and amounts transferred out to other trustees as a result of these events were as follows:

	Cash	Participant Loans	Securities	Total
M2Global, Inc.	$ 2,317,758	$ 83,790	$ —	$ 2,401,548
Lanier Worldwide, Inc.	4,798,867	36,164	—	4,835,031
General Signal, Inc.	2,072,897	7,179	—	2,080,076
Sanmina, Inc.	1,426,374	83,869	—	1,510,243
Intersil, Inc.	183,202,670	6,455,900	103,051,502	292,710,072
Total transfers out	193,818,566	6,666,902	103,051,502	303,536,970
Transfers in — Harris Intraplex, Inc.	857,318	2,519	—	859,837
Net transfers	$192,961,248	$6,664,383	$103,051,502	$302,677,133

15

Supplemental Schedules

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   1

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
RETIREMENT PLAN
COMBINED REPORT
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ACE LTD COM	11,400.000	450,576.84	445,626.00
AMDOCS LTD COM STOCK	11,200.000	683,953.06	603,120.00
TRANSOCEAN SEDCO FOREX INC CON USD0.01 (FORMERLY SONAT OFFSHORE)	17,450.000	920,296.84	719,812.50
CHECK POINT SOFTWARE TECH COM	3,700.000	229,515.87	187,109.00
AMOCO COMPANY ISIN #XS0087845581 DTD 06/09/1998 6.000% 06/09/2008	1,500,000.000	1,558,080.00	1,486,050.00
FLEXTRONICS INTL LTD	33,400.000	933,254.24	872,074.00
PYRAMID DISCRETIONARY ACCOUNT CASH FUND	0.000	0.00	0.00
PYRAMID DIRECTED ACCOUNT CASH FUND	66,482,668.410	66,482,668.41	66,482,668.41
RESERVE INVSTMT FUND INC 05/20/2000	7,483,658.800	7,483,658.80	7,483,658.80
HARRIS RETIREMENT PLAN LOAN	20,614,723.94	0.00	20,614,723.94
AFLAC CORP	29,500.000	752,908.54	928,955.00
AES CORP COM STK USD0.01	18,300.000	463,701.09	787,815.00
AIG FDG INC COMMERCIAL PAPER DISC DTD 18JUN2001 DUE 18JUL2001	1,800,000.000	1,794,345.00	1,794,345.00

16

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   2

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
AOL TIME WARNER COMMON STOCK	181,150.000	8,079,333.95	9,600,950.00
AT&T CORP DTD 03/26/1999 5.625% 03/15/2004	1,500,000.000	1,478,190.00	1,493,580.00
AT & T CORP COM	139,524.000	3,762,403.36	3,069,528.00
AT&T CORP COM LIBERTY MEDIA GROUP SER A	58,400.000	831,188.16	1,021,416.00
ABBEY NATL NORTH AMER CORP. DISC NOTE 08/08/1997	875,000.000	866,935.42	866,935.42
ABBOTT LABORATORIES COM NPV	80,400.000	3,204,301.64	3,859,200.00
ABITIBI-CONSOLIDATED FIN L P NT DTD 07/26/1999 7.875% 08/01/2009	425,000.000	438,030.50	429,394.50
ADOBE SYSTEMS COM NPV	31,200.000	1,539,443.47	1,466,400.00
AETNA INC 6.750% DTD 19AUG1996 DUE 15AUG2001	766,000.000	771,561.16	767,869.04
AGERE SYSTEMS INC COM STK USD0 .01	146,100.000	876,600.00	1,066,530.00
AGILENT TECHNOLOGIES INC COMMON STOCK USD0.01	15,900.000	876,627.61	516,750.00
AIR PRODS & CHEMS INC COM	81,650.000	3,822,598.85	3,735,487.50
ALBERTSONS INC COM	11,300.000	255,108.48	338,887.00
ALCOA INC COM	88,360.000	1,620,559.23	3,481,384.00

17

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   3

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SSGA US EXTENDED MARKET INDEX FUND	231,183.757	2,411,755.08	2,418,875.65
SSGA RUSSELL 2000 GROWTH INDEX FUND	513,294.373	5,401,361.40	5,451,186.24
ALLERGAN INC COM USD0.01	24,200.000	1,805,053.68	2,033,526.00
ALLSTATE CORP COM STK USD0.01	19,100.000	764,599.44	840,209.00
ALLTEL COM USD1	50,500.000	2,002,741.21	3,093,630.00
ALTERA COM NPV	134,440.000	1,797,091.17	3,898,760.00
AMBAC INC COM	6,750.000	219,934.80	392,850.00
AMERADA HESS CORP NT 10/01/1999 7.375% 10/01/2009	1,000,000.000	995,470.00	1,036,370.00
AMERADA HESS CORP COM	28,100.000	1,672,434.21	2,270,480.00
AMERICAN EXPRESS CR CORP DISC NT 08/27/1997	1,800,000.000	1,788,054.00	1,788,054.00
AMERICAN EXPRESS CO COM	29,300.000	903,839.81	1,136,840.00
AMERICAN GEN FIN MEDTM SRNT BE COMMERCIA DISC DTD 04JUN2001 DUE 06JUL2001	1,500,000.000	1,494,733.33	1,494,733.33
AMERICAN GEN CORP COM	80,000.000	1,862,977.05	3,716,000.00
AMERICAN HOME PRODS CORP COM	140,500.000	6,767,292.02	8,254,375.00
AMER HONDA FIN CORP MTN BE144A COMMERCIA DISC DTD 14JUN2001 DUE 26JUL2001	1,800,000.000	1,791,999.00	1,791,999.00

18

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   4

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
AMERICAN INTL GROUP INC COM	180,956.000	7,842,847.74	15,383,069.56
ANGEN CORP COM NPV	34,200.000	1,635,615.71	2,075,256.00
ANADARKO PETE CORP DEB DTD 03/18/1999 7.200% 03/15/2029	285,000.000	267,979.80	278,348.10
ANALOG DEVICES INCORPORATION COM STK USD0.16 2/3	15,700.000	1,125,771.89	679,025.00
ANHEUSER BUSCH COS INC NT DTD 10/06/1998 5.125% 10/01/2008	500,000.000	497,765.00	470,275.00
ANHEUSER BUSCH COS INC COM	5,700.000	208,734.30	234,840.00
AON CORP COM	38,100.000	1,207,620.85	1,333,500.00
APACHE CORP 7.700% DTD 27FEB1996 DUE 15MAR2026	300,000.000	291,573.00	314,283.00
APPLIED MICRO CIRCUITS CORP CDT-COM	78,820.000	3,271,351.12	1,355,704.00
APPLIED MATLS INC COM	33,000.000	1,599,933.82	1,620,300.00
ARCHER-DANIELS-MIDLAND CO COMMERCIAL PAP DISC DTD 22JUN2001 DUE 22AUG2001	1,800,000.000	1,788,959.00	1,788,959.00
ARCHER DANIELS MIDLAND CO NT DTD 04/23/1999 6.625% 05/01/2029	485,000.000	482,672.00	445,225.15
ARMSTRONG HLDGS INC COM	17,500.000	1,074,785.54	62,125.00

19

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 124079 – COMBINED

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

HARRIS CORPORATION
34-0276860

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   5

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
AUTOMATIC DATA PROCESSING INC COM STK USD0.10	116,130.000	4,057,422.24	5,771,661.00
AVON PRODS INC COM	23,800.000	991,742.87	1,101,464.00
AXCELIS TECHNOLOGIES INC COMMON STOCK USD0.001	606.000	4,325.43	8,968.80
BISYS GROUP COM	4,100.000	227,369.50	241,900.0.0
BJS WHSL CLUB INC COM	6,000.000	275,924.70	319,560.00
BMW US CAPITAL CORP COMMERCIAL PAPER DISC DTD 01MAY2001 DUE 27JUL2001	1,500,000.000	1,485,057.50	1,485,057.50
BP PLC ADR COM	90,656.000	3,371,779.09	4,519,201.60
BMC SOFTWARE INC COM STK	15,800.000	354,221.00	356,132.00
BAKER HUGHES COM US	63,800.000	1,984,356.95	2,137,300.00
BANK OF AMERICA CORP 7.400% DTD 23JAN2001 DUE 15JAN2011	1,200,000.000	1,249,776.00	1,246,536.00
BANK OF AMERICA CORP COM STK USD0.01 (FRMLY BANKAMERICA CORP)	35,900.000	1,946,606.67	2,155,077.00
BANK OF NEW YORK COM USD7.5	16,400.000	628,798.74	787,200.00
BANC ONE CORP SUB NOTES 7.875% DTD 02AUG2000 DUE 01AUG2010	1,355,000.000	1,459,240.15	1,452,410.95

20

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   6

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
BANC ONE CORP COM NPV	118,800.000	4,405,006.50	4,253,040.00
BEA SYS INC COM	32,900.000	1,346,904.22	1,010,359.00
BECTON DICKINSON & CO COM	44,700.000	1,297,747.16	1,599,813.00
BELLSOUTH CAPITAL FUNDING CORP 7.750% DTD 16FEB2000 15FEB2010	1,260,000.000	1,286,044.20	1,359,615.60
BELLSOUTH CORP COM	56,200.000	2,039,028.01	2,263,174.00
BEST BUY INC COM	25,500.000	1,282,524.09	1,619,760.00
BLACK & DECKER CORP COM USD0.50	21,700.000	673,635.78	856,282.00
BLOCK H & R COM NPV	24,900.000	851,671.96	1,607,295.00
BOEING CO COM	4,600.000	189,250.99	255,760.00
BRISTOL MYERS SQUIBB CO COM	160,190.000	8,673,034.35	8,377,937.00
BROCADE COMMUNICATIONS SYS INC COMMON STOCK	12,700.000	575,597.44	558,673.00
BROWN FORMAN CORP CL B	32,500.000	1,635,293.08	2,078,050.00
BURLINGTON NORTN SANTA FE CORP COM	13,800.000	400,846.62	418,140.00
CDW COMPUTERS CENTRE INC COM STK USD0.01	5,900.000	207,030.20	234,289.00
CIT GROUP HLDGS INC COMMERCIAL PAPER DISC DTD 28JUN2001 DUE 10AUG2001	2,000,000.000	1,991,161.11	1,991,161.11
CIT GROUP INC NT DTD 02/05/1999 5.500% 02/15/2004	455,000.000	452,492.95	449,599.15

21

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   7

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CVS CORP COM	82,050.000	3,750,198.30	3,167,130.00
CAMPBELL SOUP CO COM	54,900.000	2,199,402.70	1,413,675.00
CAMPBELL SOUP CO COMMERCIAL PAPER DISC DTD 04MAY2001 DUE 09JUL2001	1,500,000.000	1,489,718.33	1,489,718.33
CANADIAN NATL RY CO NT DTD 07/07/1998 6.900% 07/15/2028	710,000.000	648,776.70	659,554.50
CAPITAL ONE BANK 6.875% DTD 06FEB2001 DUE 01FEB2006	575,000.000	572,930.00	562,557.00
CAPITAL ONE FINL CORP	14,200.000	831,742.62	854,130.00
CARDINAL HEALTH INC COM STK NPV	25,650.000	1,230,531.20	1,769,850.00
CATERPILLAR FINL SVCS MTNS BE COMMERCIAL DISC DTD 07JUN2001 DUE 16JUL2001	1,800,000.000	1,792,434.00	1,792,434.00
CATERPILLAR INC 7.250% DTD 17SEP1999 DUE 15SEP2009	1,000,000.000	1,053,230.00	1,056,200.00
CATERPILLAR INC DEL	57,010.000	3,203,023.45	2,853,350.50
CELESTICA INC SUB VTG SHS	5,700.000	303,936.96	293,550.00
CHEVRON CORP COM	99,570.000	8,202,194.09	9,011,085.00
CHUBB CORP COM	35,900.000	2,267,867.44	2,779,737.00
CIESCO L P DISC COMMERCIAL PAPER DISC DTD 05JUN2001 DUE 13JUL2001	1,500,000.000	1,493,777.50	1,493,777.50
CIENA CORP COM STK USD 0.01	26,200.000	2,660,242.54	995,600.00

22

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   8

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CISCO SYSTEMS COMMON STOCK NPV	362,980.000	8,073,672.25	6,606,236.00
CINTAS CORP COM	10,000.000	445,395.53	462,500.00
CITIGROUP INC COM	320,917.000	10,367,480.27	16,957,254.28
CLEAR CHANNEL COMMUNICATIONS INC COM	33,500.000	1,929,433.22	2,100,450.00
CLOROX CO COM	50,900.000	1,604,597.87	1,722,965.00
COCA-COLA CO COMMERCIAL PAPER DISC DTD 06JUN2001 DUE 06JUL2001	1,500,000.000	1,495,137.50	1,495,137.50
COCA COLA CO COM	63,800.000	3,847,542.09	2,871,000.00
COLGATE PALMOLIVE CO COM	28,600.000	1,460,912.92	1,687,114.00
COMCAST CORP CL A SPL	20,200.000	628,669.76	876,680,00
COMERICA COMMON STOCK USD5	42,610.000	2,679,551.99	2,454,336.00
COMMERCE BANCHSHARES INC COM	7,558.000	199,849.94	278,890.20
COMPAQ COMPUTER CORP	73,400.000	1,706,179.62	1,124,488.00
COMPUTER ASSOC INTL COMMON USD 0.10	46,900.000	1, 912,372.14	1,688,400.00
COMPUTER SCIENCES COM $US1	45,670.000	2,314,872.98	1,580,182.00
COMVERSE TECHNOLOGY INC COM PAR $0.10	24,788.000	1,372,606.65	1,415,394.80
CONCORD EFS COM STK USD0.33 1/3	10,700.000	529,650.00	556,507.00

23

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   9

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
COOPER INDS INC COM	23,100.000	866,305.67	914,529.00
CORNING INC COM	67,600.000	1,379,762.13	1,129,596.00
COSTCO WHOLESALE CORP COM STK USD0.01 (FORMERLY PRICE COSTCO/COSTCO CO)	19,300.000	701,263.79	792,844.00
COX COMMUNICATIONS INC CLASS 'A' COM STK USD0.01	17,400.000	608,809.61	770,820.00
DANA COM USD1	24,100.000	543,550.15	562,494.00
DANAHER CORP COM	18,700.000	1,033,414.52	1,047,200.00
DEERE & CO COM $US1	100,500.000	4,077,982.63	3,803,925.00
DEERE & CO MED TERM NTS BE COMMERCIAL PA DISC DTD 26JUN2001 DUE 09AUG2001	1,500,000.000	1,493,345.00	1,493,345.00
DELL COMPUTER COM USD1	241,380.000	7,717,274.07	6,312,087.00
WALT DISNEY CO DISC NOTE 07/16/2001	1,500,000.000	1,488,643.75	1,488,643.75
DISNEY WALT CO DISNEY COM	148,217.000	4,499,685.14	4,281,989.13
DONNELLEY R R & SONS CO COM	55,100.000	1,682,819.96	1,636,470.00
DOW CHEM CO COM	45,600.000	1,318,561.01	1,516,200.00
DOW CHEM COMMERCIAL PAPER DISC DTD 05JUN2001 DUE 12JUL2001	1,800,000.000	1,792,748.00	1,792,748.00
DOW JONES COM USD1	27,600.000	1,298,607.53	1,647,996.00
DU-PONT DE NEMOURS COM USD0.60	68,800.000	2,937,404.10	3,318,912.00

24

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   10

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
DUKE ENERGY CORPORATION	26,200.000	655,144.08	1,022,062.00
DUN & BRADSTREET CORP DEL NEW COMMON STOCK	31,700.000	521,406.69	893,940.00
DYNEGY INC NEW CL A COMMON STOCK USD.01	100.000	4,407.52	4,550.00
EMC CORP MASSACHUSETTS COM STK USD0.01	156,120.000	8,482,909.87	4,566,510.00
EASTMAN KODAK CO COM	52,300.000	2,868,804.24	2,441,364.00
EATON CORP COM	18,600.000	1,198,600.58	1,303,860.00
ECHOSTAR COMMUNICATIONS CORP CLASS 'A' COM STK USD0.01	12,800.000	727,283.21	414,976.00
ECOLAB INC COM	14,700.000	530,949.80	602,259.00
EL PASO CORPORATION COMMON STOCK USD3 (FORMERLY EL PASO ENERGY CORP)	12,700.000	809,597.62	667,258.00
ELAN PLC ADR(CNV TO 1 ORD IEP0.04)	16,700.000	907,642.99	1,018,700.00
ELECTRONIC ARTS COM STK NPV	5,700.000	239,865.77	330,030.00
ELECTRONIC DATA SYS CORP NEW COMMON STOCK	16,800.000	880,526.24	1,050,000.00
ENRON CORP COM	38,500.000	2,030,127.83	1,890,350.00
ENTERGY CORP NEW COM	700.000	28,257.32	26,873.00

25

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01 E25A 0BRICK PAGE 11

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
EQUILON ENTERPRISES LLC COMMERCIAL PAPER	1,500,000.000	1,490,125.00	1,490,125.00
DISC DTD 02MAY2001 DUE 10JUL2001			
EXELON CORP	32,925.000	1,145,497.94	2,111,151.00
COMMON STOCK			
EXXON MOBIL CORP	237,397.000	14,207,828.13	20,736,627.95
COMMON STOCK			
FPL GROUP COM USD0.01	2,600.000	175,062.44	156,546.00
FAMILY DOLLAR STORES, INC	21,270.000	547,983.28	545,150.10
COM STK USD0.10			
FEDERAL HOME LN MTG CORP	285,433.950	286,459.71	287,663.19
PARTN CTF GROUP #C00445			
7.000% 02/01/2026			
FEDERAL HOME LN BKS	5,295,000.000	5,369,235.90	5,312,367.60
6.050% DTD 27MAY1998 DUE 27MAY2008			
FEDERAL HOME LN MTGE SR PARTN PFD	159,610.000	6,977,534.92	10,861,460.50
FEDERAL HOME LN MTG CORP	25,996.030	26,574.16	29,540.07
PARTN CTF GROUP # 533914			
11.500% 03/01/2018			
FEDERAL NATIONAL MORTGAGE ASSOC	168,830.000	9,247,644,13	14,355,614.90
COM NPV			
FEDERAL NATL MTG ASSN	1,845,000.000	1,781,536.96	1,832,601.60
02/05/1998 5.750% 02/15/2008			
FEDERAL NATL MTG ASSN	1,585,000.000	1,566,661.55	1,639,238.70
DTD 09/01/1999 6.625% 09/15/2009			
FEDERAL NATIONAL MORTGAGE ASSOCIATION	1,630,000.000	1,708,191.10	1,682,975.00
6.625% DTD 3N0V2000 DUE 15NOV2010			

26

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 124079 – COMBINED

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

HARRIS CORPORATION
34-0276860

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   12

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FEDERAL HOME MORTGAGE CORP 6.000% DTD 25MAY2001 DUE 15MAY2011	1,980,000.000	1,981,870.24	1,953,705.60
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #303590 7.000% 11/01/2010	652,054.400	665,044.54	665,095.49
FEDERAL NATL MTG ASSN GTB MTG PASS THRU CTF POOL #303777 7.000% 03/01/2011	344,002.300	343,948.41	350,882.35
FEDERAL NATIONAL MORTGAGE ASSOCIATION POOL#303901 7.500% DTD 01APR1996 DUE 01MAY2011	194,491.640	198,232.35	200,446.97
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #313078 7.500% 09/01/2011	655,872.330	655,667.26	675,541.94
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #335267 6.500% 01/01/2011	291,370.240	292,872.55	293,919.73
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #336399 7.000% 02/01/2026	1,012,618.340	1,004,074.34	1,019,888.94
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #336914 7.000% 02/01/2026	382,621.340	391,391.94	385,368.56
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #340687 6.000% 03/01/2011	480,350.460	466,915.62	475,546.96
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #357002 7.500% 06/01/2027	2,653,647.550	2,665,399.76	2,711,682.82

27

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   13

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FEDERAL NATL MTG ASSN GTD MTG PASS TMRU CTF POOL #370203 7.500% 01/01/2027	1,565,476.590	1,562,296.69	1,601,185.11
FEDERAL NATL MTG ASSN GTD MTG PASS TNRU CTF POOL #406723 6.500% 03/01/2013	1,708,041.880	1,720,655.78	1,717,185.09
FIFTH THIRD DANCORP COM STK NPV	22,400.000	818,723.66	1,345,120.00
FINISAR CORP COM	22,600.000	391,593.59	422,168.00
FIRST DATA CORP COMMERCIAL PAPER DISC DTD 28JUN2001 DUE 31JUL2001	1,500,000.000	1,494,885.00	1,494,885.00
FIRST ENERGY CORP COMMON STOCK	50,235.000	1,080,901.79	1,615,557.60
FLEET BOSTON CORP SUB NT 12/06/1999 7.375% 12/01/2009	610,000.000	607,346.50	636,919.30
FLEET BOSTON FIN CORP COM STK USD.01 (FORMERLY FLEET BOSTON CORP)	94,999.000	2,550,768.69	3,747,710.55
FORD MOTOR COMMON STOCK	51,500.000	1,349,144.60	1,264,325.00
FORD MOTOR CRED COMMERCIAL PAPER DISC DTD 18APR2001 DUE 13JUL2001	2,000,000.000	1,988,502.22	1,988,502.22
FORD MOTOR CR CO DTD 04/28/1998 6.125% 04/28/2003	565,000.000	551,553.00	573,655.80
FOREST LABS INC COM	12,500.000	924,113.11	887,500.00

28

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   14

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FORT JAMES CORP SR NT DTD 09/29/1997 6.875% 09/15/2007	925,000.000	954,655.50	875,392.25
FORTUNE BRANDS INC COM	60,300.000	1,687,250.52	2,313,108.00
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #405559 8.000% 01/15/2026	172,793.260	177,059.06	179,326.57
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #431644 8.000% 11/15/2026	132,965.420	136,642.72	137,909.07
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #434181 6.500% 02/15/2029	643,216.130	612,160.81	636,584.57
GOVERNMENT NATL MTG ASSN PASS THHRU CTF POOL #434406 8.000% 06/15/2029	148,146.140	151,803.50	153,469.03
GOVERNMENT NATL NTG ASSN PASS THRU CTF POOL #434427 8.000% 07/15/2029	127,284.230	130,804.45	131,857.55
GOVERNMENT NATL MTG ASSN PASS THRU CTF PL # 434504 7.000% 08/15/2029	1,845,040.530	1,799,346.95	1,861,184.63
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #435038 7.000% 02/15/2031	965,874.620	972,515.00	974,326.02
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #437478 6.500% 03/15/2029	2,677,428.490	2,682,867.03	2,648,137.42
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #440437 8.000% 10/15/2026	42,725.210	43,779.98	44,313.73

29

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   15

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #441027 8.000% 12/15/2026	369,083.760	379,291.23	382,806.29
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #486831 6.500% 10/15/2028	3,439,855.710	3,467,367.76	3,404,489.77
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #486845 6.500% 01/15/2029	1,409,265.910	1,327,572.54	1,394,736.38
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #487034 6.500% 03/15/2029	937,525.950	881,274.32	927,269.42
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #487056 6.500% 03/15/2029	1,839,117.350	1,731,696.47	1,818,997.41
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #490383 6.500% 04/15/2029	3,154,129.700	3,116,674.39	3,119,623.52
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #498286 6.500% 01/15/2029	1,021,190.020	968,694.40	1,010,661.55
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #499365 8.000% 07/15/2029	289,326.160	296,468.91	299,721.65
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #503168 8.000% 06/15/2030	438,503.340	445,286.44	454,258.77
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #506235 8.000% 06/15/2030	430,870.730	437,535.76	446,351.92

30

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 124079 – COMBINED

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

HARRIS CORPORATION
34-0276860

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   16

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL # 506877 7.000% 05/15/2029	4,012,603.990	4,057,745.79	4,047,714.27
GOVERNMENT NATL MTG ASSN PASS THHRU CTF POOL #513586 8.000% 06/15/2030	434,682.250	441,406.23	450,300.38
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #515672 8.000% 04/15/2030	312,547.170	317,381.88	323,776.99
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #515673 8.000% 04/15/2030	738,519.800	749,943.79	765,054.82
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #520126 8.000% 08/15/2030	663,577.100	673,427.07	687,419.43
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #524786 8.000% 07/15/2030	417,288.290	423,743.21	432,281.46
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #527729 8.000% 03/15/2030	394,305.620	400,405.03	408,473.02
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #528232 8.000% 06/15/2030	729,938.320	721,726.52	756,165.00
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #529173 8.000% 06/15/2030	389,457.420	395,481.83	403,450.63
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #530048 8.000% 06/15/2030	353,365.940	358,832.02	366,062.38

31

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   17

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #532749 8.000% 08/15/2030	918,481.590	932,115.26	951,482.63
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #543988 6.500% 03/15/2031	3,744,405.070	3,739,724.56	3,703,441.28
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #551219 7.000% 02/15/2031	1,500,000.800	1,522,266.44	1,513,125.81
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #564649 6.500% 06/15/2031	2,000,000.000	1,979,062.50	1,978,120.00
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #780105 7.000% 01/15/2025	1,942,139.910	1,986,444.88	1,971,272.01
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #781029 6.500% 05/15/2029	4,044,687.080	3,764,703.23	4,002,986.36
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #781231 7.000% 12/15/2030	1,761,852.120	1,796,538.58	1,777,268.33
GTE CORP DEB 6.940% 04/15/2028	500,000.000	521,950.00	469,535.00
GAP STORES INC COM	36,837.000	1,002,433.81	1,068,273.00
GEMSTAR TV-GUIDE INTL INC COM STK NPV	7,100.000	278,345.01	302,460.00
GENENTECH INC COM STK	4,100.000	219,951.36	225,910.00

32

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   18

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
GENERAL DYNANICS CORP COM USD1	7,900.000	487,460.30	614,699.00
GENERAL ELEC CAP CORP COMMERCIAL PAPER DISC DTD 20JUN2001 DUE 06AUG2001	2,000,000.000	1,988,441.67	1,988,441.67
GENERAL ELECTRIC CO (U.S.)	583,340.000	17,005,260.32	28,437,825.00
GENERAL MILLS INC COM	52,500.000	1,760,883.34	2,298,450.00
GENERAL MOTORS COMMERCIAL PAPER DISC DTD 25JUN2001 DUE 13AUG2001	2,000,000.000	1,990,200.00	1,990,200.00
GENERAL MTRS CORP CL H NEW	30,800.000	1,012,301.14	642,488.00
GENUINE PARTS CO COM	67,000.000	1,991,845.45	2,110,500.00
GENZYME CORP COM BIOSURGERY	6.000	57.77	49.62
GILLETTE CO COM	145,600.000	5,028,265.19	4,220,944.00
GOLDMAN SACHS GROUP INC COMMON STOCK	6,600.000	717,816.00	566,280.00
GREAT LAKES CHEM COM USD1	52,600.000	2,321,523.82	1,622,710.00
GUIDANT CORP COM	14,500.000	528,849.48	522,000.00
HCA-HEALTHCARE CO COM	43,600.000	1,586,929.00	1,970,284.00
HARLEY DAVIDSON COM STK USD0.01	16,300.000	748,629.61	767,404.00
HARRIS CORP DEL COM	1,161,340.000	31,477,569.20	31,600,061.40
HASBRO INC COM	119,100.000	1,794,056.86	1,720,995.00

33

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   19

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
HEINZ H J CO COM	40,900.000	1,607,036.47	1,672,401.00
HERCULES INC COM	87,200.000	3,082,140.08	985,360.00
HERSHEY FOODS CORP NT DTD 08/15/1997 6.950% DUE 08/15/2012	995,000.000	1,090,141.90	1,038,033.75
HERSHEY FOODS CORP COM	54,400.000	3,016,926.88	3,357,024.00
HEWLETT PACKARD CO COM	79,900.000	2,832,478.92	2,285,140.00
HILTON HOTELS CORP COM USD2.50	134,000.000	1,901,638.62	1,554,400.00
HOME DEPOT INC COM	177,190.000	6,169,464.73	8,248,194.50
HONEYWELL INTL INC 6.875% DTD 25SEP2000 DUE 03OCT2005	775,000.000	774,388.91	806,000.00
HONEYWELL INTERNATIONAL COM STK USD1 FORMERLY ALLIEDSIGNAL INC	110,500.000	4,219,611.60	3,866,395.00
HOUSEHOLD FIN CORP SR MTNS BE COMMERCIAL DISC DTD 19JUN2001 DUE 31AUG2001	1,800,000.000	1,786,787.00	1,786,787.00
HOUSEHOLD INTL CORP COM	2,900.000	191,799.01	193,430.00
HUDDELL HARVEY INC CL B	58,700.000	1,810,083.47	1,702,300.00
HUMAN GENOME SCIENCES INC COM	11,000.000	654,736.86	662,750.00
IBM CR CORP MEDIUM TERM NTS TRANCHE # TR 00016 6.640% 10/29/2001	500,000.000	504,585.00	504,165.00
IDEC PHARMACEUTICALS CORP COM	10,000.000	648,993.80	676,900.00

34

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   20

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ILLINOIS TOOL WKS INC COM	17,400.000	1,043,387.57	1,101,420.00
IMMUNEX CORP (NEW) COM	22,600.000	1,159,680.30	401,150.00
INGERSOLL RAND DTD 05/23/2001 6.250% 05/15/2006	500,000.000	499,420.00	501,185.00
INGERSOLL RAND CO COM	106,700.000	5,011,542.91	4,396,040.00
INTEGRATED DEVICE TECHNOLOGY COM NPV	17,400.000	565,805.65	551,406.00
INTEL CORP COMMON STOCK USD0.001	490,980.000	14,347,966.62	14,361,165.00
INTERNATIONAL BUSINESS MACHS CORP NT DTD 02/01/1999 5.375% 02/01/2009	965,000.000	964,256.95	916,045.55
INTERNATIONAL BUSINESS MACHS CORP COM	51,100.000	5,325,869.43	5,774,300.00
INTERNATIONAL FLAVORS & FRAGRANCES INC COM	70,600.000	2,787,166.02	1,774,178.00
INTERNATIONAL LEASE FIN MTN BE COMMERCIA DISC DTD 02MAY2001 DUE 07AUG2001	1,500,000.000	1,491,696.67	1,491,696.67
INTERNATIONAL LEASE FIN NTN BE 5.250% DTD 05JUN2001 DUE 07JUN2004	1,000,000.000	999,970.00	1,001,840.00
INTERNATIONAL PAPER CO COM	83,296.000	2,982,963.90	2,973,667.20
INTERNATIONAL RECTIFIER CORP COMMON STOCK USD1	10,900.000	597,100.70	371,690.00
INTERPUBLIC COM USD0.10	85,840.000	3,417,830.98	2,519,404.00
JDS UNIPHASE CORP COM	69,310.000	4,924,813.82	866,375.00

35

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   21

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
JP MORGAN CHASE & CO COMMON STOCK (FORMERLY CHASE MAHATTAN CORP)	152,520.000	5,807,581.50	6,802,392.00
JOHNSON & JOHNSON COMMON STOCK	168,320.000	7,782,002.23	8,416,000.00
KLA-TENCOR CORPORATION COM STK USD0.001 (FORMERLY KLA INSTRUMENTS)	24,600.000	1,374,020.87	1,438,362.00
K N ENERGY INC SR NT 6.650% 03/01/2005	1,360,000.000	1,306,946.40	1,377,163.20
KELLOGG CO COM	23,700.000	802,689.70	687,300.00
KIMBERLY CLARK CORP COM	82,250.000	4,938,161.92	4,597,775.00
KNIGHT RIDDER INC	46,000.000	2,116,964.58	2,727,800.00
KOHL'S CORP COM	18,100.000	1,065,192.68	1,135,413.00
KRAFT FOODS INC CLASS "A" COMMON STOCK NPV	32,900.000	1,024,367.73	1,019,900.00
LSI LOGIC CORP COM STK USD0.01	14,900.000	803,766.93	280,120.00
LAM RESEARCH CORPORATION CON. STK. NPV	12,500.000	353,835.77	370,625.00
ESTEE LAUDER CO COM	25,700.000	1,037,494.43	1,107,670.00
LEGGET & PLATT INC COM	15,200.000	320,251.35	334,856.00
LEHMAN BROTHERS HLDGS INC NT DTD 04/07/1998 6.250% 04/01/2003	1,000,000.000	1,018,690.00	1,020,990.00

36

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 124079 – COMBINED

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

HARRIS CORPORATION
34-0276860

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   22

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
LEXMARK INTERNATIONAL INC CLASS 'A'COM STK USD0.01	18,200.000	1,198,441.83	1,223,950.00
LILLY ELI & CO COM	24,459.000	1,839,199.22	1,809,966.00
LINCOLN NATIONAL CORP COM USD1.25	35,400.000	1,122,806.78	1,831,950.00
LINEAR TECHNOLOGY CORP COM	41,100.000	1,620,578.09	1,817,442.00
LOCKHEED MARTIN CORP COM	111,000.000	3,410,026.02	4,112,550.00
LOWES COS INC COM	56,000.000	1,629,435.56	2,031,400.00
LUCENT TECHNOLOGIES INC COM STK USD0.01	68,625.000	2,346,145.06	426,161.25
MBIA COM	10,650.000	414,521.15	592,992.00
MBNA CORP COM	29,900.000	1,063,872.20	986,700.00
MGIC INVT CORP WIS COM	44,260.000	1,597,217.97	3,215,046.40
MGM MIRAGE INC 8.500% DTD 15SEP2000 15SEP2010	965,000.000	962,606.80	1,005,414.20
MARSH MCLENNAN USD1	38,230.000	3,839,412.79	3,861,230.00
MARRIOTT INTERNATIONAL INC COMMON STOCK USD1 CLASS 'A'	8,500.000	361,350.57	402,390.00
MASCO CORP COM	192,890.000	4,795,975.51	4,814,534.40
MAXIM INTERGRATED PRODUCTS COM STK NPV	62,400.000	1,425,610.90	2,758,704.00

37

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   23

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MAY DEPT STORES CO COM	58,450.000	1,718,671.78	2,002,497.00
MCCORMICK & CO, INC COM NON.V MPV	34,900.000	917,241.39	1,466,498.00
MCDONALDS CORP COM	100,700.000	2,897,146.46	2,724,942.00
MCGRAW HILL COMPANIES INC COM	17,700.000	975,596.12	1,170,855.00
MCKESSON HBOC INC COM	27,600.000	888,242.53	1,024,512.00
MEAD CORP COM	23,300.000	572,589.56	632,362.00
MEDTRONIC INC COM	198,026.000	7,480,357.21	9,111,176.26
MELLON FINL CORP COM	134,600.000	3,169,653.87	6,031,426.00
MERCANTILE BANKSHARES CORP COM	39,000.000	1,033,465.10	1,526,070.00
MERCK & CO INC COM	148,780.000	8,496,985.70	9,508,529.80
MERRILL LYNCH & CO DTD 11/24/1998 6.000% 11/15/2004	555,000.000	535,502.85	562,392.60
MERRILL LYNCH & CO INC COM	19,300.000	1,325,527.28	1,143,525.00
MET LIFE FDG INC COMMERCIAL PAPER DISC DTD 21JUN2001 DUE 24JUL2001	1,800,000.000	1,794,096.00	1,794,096.00
MICROSOFT CORP COMMON STOCK	332,362.000	18,319,762.07	24,262,426.00
MICRON TECHNOLOGY INC COM STK USD0.10	43,900.000	1,807,656.79	1,804,290.00
MILLENNIUM PHARMACEUTICALS INC COM	12,100.000	501,810.78	430,518.00

38

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   24

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MINNESOTA MINING & MANUFACTURING CO COM STK NPV	32,600.000	2,792,727.17	3,719,660.00
MIMNESOTA MINING COMMERCIAL PAPER DISC DTD 11JUN2001 DUE 19JUL2001	1,800,000.000	1,792,685.00	1,792,685.00
MOODYS CORP COMMON STOCK	53,300.000	1,126,955.27	1,785,550.00
MORGAN STANLEY INTERNATIONAL MAGNUM FUND	6,780,549.787	71,953,850.41	70,110,884.80
MORGAN STANLEY DEAN WITTER & CO GLOBAL NT DTD 01/20/99 5.625% 01/20/2004	1,000,000.000	1,004,390.00	1,006,390.00
MORGAN STANLEY DEAN WITTER DISCOVER & CO COM NEW	87,210.000	6,598,563.78	5,601,498.30
MOTOROLA INC H COM USD3.00	108,578.000	2,837,850.57	1,798,051.68
NATIONAL CITY CORP COM USD4	46,200.000	953,190.82	1,422,036.00
NEW YORK TIMES CO CL A	15,200.000	637,713.97	638,400.00
NEWELL RUBBERMAID INC COM	17,500.000	430,282.50	439,250.00
NEWS AMER HLDGS INC SR DEB DTB 10/30/1995 7.700% 10/30/2025	500,000.000	470,510.00	470,100.00
NIAGRA MOHAWK HLDGS INC COM	52,800.000	770,234.47	934,032.00
NIKE INC COMMERCIAL PAPER DISC DTD 12JUN2001 DUE 17AUG2001	1,800,000.000	1,787,493.00	1,787,493.00

39

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   25

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
NOBLE DRILLING CORP COM STK USD0.10	12,500.000	455,888.36	409,375.00
NORFOLK SOUTHERN CORP 7.800% 05/15/2027	500,000.000	573,695.00	516,050.00
NORFOLK SOUTHN CORP COM	96,800.000	2,753,911.97	2,008,600.00
NORTHERN TRUST CORP COM	10,000.000	462,939.98	625,000.00
NOVELLUS SYS INC COM	16,800.000	396,472.14	954,072.00
OMNICOM GROUP COM USD0.5	29,400.000	1,781,085.50	2,528,400.00
OPENWAVE SYSTEMS INC COMMON STOCK (FORMERLY PHONE.COM INC)	7,001.000	438,719.18	242,934.70
ORACLE CORP COM	278,570.000	8,062,933.22	5,292,830.00
PMC-SIERRA INC COM STK NPV (FRMLY SIERRA SEMICONDUCTOR)	7,200.000	596,448.44	223,704.00
PMI GROUP INC COM STK NPV	40,735.000	1,376,564.86	2,918,662.75
PALL CORP COM USD0.25	96,600.000	2,140,977.50	2,272,998.00
PARKER HANNIFIN CORP COM NPV	21,100.000	915,180.57	895,484.00
PENNEY (JC) COM USD0.50	38,700.000	1,640,841.94	1,020,132.00
PEOPLESOFT INC COM	36,200.000	893,667.79	1,782,126.00

40

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 124079 – COMBINED

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

HARRIS CORPORATION
34-0276860

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   26

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PEPSI BOTTLING GROUP INC COM	10,000.000	427,170.21	401,000.00
PEPSICO INC COM	60,400.000	2,608,053.43	2,669,680.00
PFIZER INC COM	368,845.000	11,539,933.30	14,772,242.25
PHARMACIA CORP COMMON STOCK	28,441.000	1,192,201.39	1,306,863.95
PHELPS DODGE CORP 8.750% DTD 30MAY2001 DUE 01JUN2011	500,000.000	499,145.00	491,880.00
PHELPS DODGE CORP USD6.25	22,500.000	1,285,258.31	933,750.00
PHILIP MORRIS COMMERCIAL PAPER DISC DTD 19JUN2001 DUE 26JUL2001	1,800,000.000	1,793,118.00	1,793,118.00
PHILIP MORRIS COS INC COM	167,100.000	6,451,701.89	8,480,325.00
PHILIPS PETROLEUM COM $US1.25	9,700.000	647,765.07	552,900.00
PRAXAIR INC COM STK USD0.01	91,589.000	3,955,499.03	4,304,683.00
PROCTER & GAMBLE COMMERCIAL PAPER DISC DTD 14JUN2001 DUE 16JUL2001	1,800,000.000	1,793,840.00	1,793,840.00
PROCTER & GAMBLE CO COM	61,400.000	4,291,976.40	3,917,320.00
PROTEIN DESIGN LABS COM STK USD0.01	9,900.000	843,198.02	858,924.00
PRUDENTIAL COMMERCIAL PAPER DISC DTD 28JUN2001 DUE 01AUG2001	1,800,000.000	1,793,608.00	1,793,608.00
PUTNAM MEW OPPORTUNITIES FD SH BEN INT	216,237.169	10,057,509.16	10,372,897.00

41

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   27

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
QUAKER OATS CO COM	9,000.000	546,682.30	821,250.00
QUALCOMM INC COM STK USD0.0001	78,400.000	5,200,744.62	4,584,832.00
QUEENSLAND TREASURY CORP SERIES 11G 6.00% DTD 14DEC99 DUE 14JUN2011	2,300,000.000	1,164,176.54	1,133,443.22
QWEST COMMUNICATIONS INTL INC COM	55,500.000	2,298,865.05	1,768,785.00
RCM EQUITY FDS INC GLOBAL TECHNOLOGY FD	129,353.990	4,488,260.65	4,227,288.39
RADIAN GROUP INC COM	127,503.000	2,786,254.26	5,157,496.35
RADIO SHACK	82,130.000	2,398,506.99	2,504,965.00
READERS DIGEST ASSN INC CLASS "A" NV COMMON	13,100.000	450,150.85	376,625.00
CANADIAN TAX REFUND (CDA$) ACCRUAL FOR TAX RECLAIMS	152.000	0.00	0.00
ROCKWELL INTERNATIONAL CORP NEW COM STK USD1	60,900.000	2,273,424.60	2,321,508.00
ROUSE COM USD 0.01	53,800.000	1,362,986.50	1,541,370.00
ROYAL DUTCH PETE CO N Y REGISTRY SH PAR N CLDR 1.25	52,900.000	2,453,288.93	3,082,483.00
SDC COMMUNICATIONS INC COM	170,552.000	6,727,195.87	6,832,313.12
SPX CORP COM STK USD10	28,440.000	3,374,581.53	3,560,119.20

42

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   28

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SABRE HLDGS CORP CL A	900.000	40,120.26	45,000.00
SAFECO CORP	56,800.000	2,059,715.33	1,675,600.00
SAFEWAY STORES INC COM USD0.01	65,890.000	3,051,387.52	3,162,720.00
ST. JUDE MEDICAL INC COM STK USD0.10	3,700.000	214,011.77	222,000.00
ST PAUL COG INC COM	35,254.000	1,256,085.77	1,787,377.80
SANMINA CORP COM STK USD0.01	128,090.000	4,291,950.80	2,998,586.90
SCANA CORP MED TERM NTS BK ENT 6.510% DTD 01JUL1993 DUE 01JUL2003	1,000,000.000	1,021,240.00	1,029,890.00
SCHERING PLOUGH CORP COM	108,400.000	4,107,290.41	3,928,416.00
SCHLUMBERGER LTD COM	62,770.000	3,603,226.20	3,304,840.50
SCHWAB CHARLES CORP NEW COM	59,450.000	1,556,258.66	936,337.50
SCIENTIFIC-ATLANTA INC COM STK USD0.50	10,200.000	661,295.38	414,120.00
SIEBEL SYS INC COM	37,890.000	2,276,571.53	1,777,041.00
SIMON PPTY GROUP INC NEW COM	65,768.000	1,587,011.70	1,971,066.96
SONY CORP ADR NEW 50 YEN SH	13,000.000	1,004,119.38	855,400.00
SOUTHERN CO COM	46,000.000	677,523.91	1,069,500.00

43

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 124079 – COMBINED

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

HARRIS CORPORATION
34-0276860

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   29

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SPRINT CORP COM	82,200.000	2,300,253.50	1,755,792.00
SPRINT CORP PCS CON SER 1	18,600.000	470,423.26	449,190.00
STANLEY WORKS COM USD2.50	44,600.000	1,293,625.34	1,867,848.00
STAPLES INC COM	22,300.000	293,594.43	356,577.00
STARBUCK CORP COM STK NPV	29,800.000	594,591.91	685,400.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM	73,102.000	3,034,450.32	2,725,242.56
STATE STREET PASSIVE BOND MARKET INDEX FUND	201,802.384	2,587,223.18	2,584,886.74
STATE STREET CORP COM	11,400.000	513,249.19	564,186.00
SUN MICROSYSTEMS COM USD0.0006	160,140.000	5,970,091.30	2,517,400.80
SYMBOL TECHNOLOGIES INC	16,475.000	425,684.48	365,745.00
SYSCO CORP USD1	28,500.000	604,407.05	773,775.00
TRW INC COM	10,400.000	371,630.25	426,400.00
TARGET CORP COMMON STOCK USD.1667 FORMERLY DAYTON HUDSON CORP	95,930.000	2,579,934.55	3,319,178.00
TEKTRONIX INC COM	15,700.000	414,285.63	426,255.00
TELLABS INC COM	41,770.000	2,770,723.53	809,502.60

44

SCHEDULE II

BANKERS TRUST COMPANY NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED) 11/21/01   E25A   0BRICK   PAGE   30

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION 34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
TELLIUM INC COM	300.000	4,500.00	5,460.00
TENET HEALTHCARE CORP COM	123,980.000	3,601,352.83	6,397,368.00
TERADYNE, INC COM STK USD0.125	21,900.000	850,678.89	766,500.00
TEXACO CAP INC NT DTD 01/25/1999 5.500% 01/15/2009	1,300,000.000	1,248,804.00	1,235,468.00
TEXACO INC COMMERCIAL PAPER DISC DTD 08JUN2001 DUE 10AUG2001	1,800,000.000	1,788,061.50	1,788,061.50
TEXACO INC COM	107,480.000	5,459,769.55	7,164,616.80
TEXAS INSTRS INC COM	98,900.000	3,407,823.61	3,154,910.00
TOSCO CORP NT DTD 02/15/2000 8.125% 02/15/2030	500,000.000	509,975.00	542,770.00
TOYS 'R' US COM USD0.10	113,000.000	1,965,018.86	2,796,750.00
TYCO INTL GROUP S A NT 6.375% 06/15/2005	545,000.000	550,098.48	551,409.20
TYCO INTL LTD NEW COM	77,200.000	2,475,857.85	4,208,172.00
UBS FINANCE COMMERCIAL PAPER DISC DTD 14JUN2001 DUE 02AUG200l	1,800,000.000	1,790,641.00	1,790,641.00
USX-MARATHON GROUP INC COMMON STOCK	46,500.000	1,169,573.81	1,372,215.00
UST INC COM USD0.5	84,800.000	2,544,001.10	2,447,328.00
US BANCORP COMMON STOCK USD1.25(NEW)	79,084.000	1,762,632.53	1,802,324.36

45

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   31

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
UNION PAC CORP CON	85,800.000	4,551,274.01	4,711,278.00
UNISYS COM USD0.01	41,900.000	803,172.63	616,349.00
US GOVERNMENT BOND 3.875% DTD 15APR1999 DUE 15APR2029	7,195,000.000	8,060,349.80	8,289,184.59
US GOVERNMENT TREASURY NOTES 3.375% 15JAN07 INFLATION LINKED NOTE	1,865,000.000	1,867,910.15	2,109,027.34
UNITED STATES TREAS NTS DTD 05/15/1999 5. 500% 05/15/2009	5,450,000.000	5,171,226.44	5,494,254.00
UNITED STATES TREAS NOTES 3.500% DTD 15JAN2001 l5JAN20l1	1,530,000.000	1,527,277.22	1,535,737.50
UNITEDHEALTH GROUP INC COMMON STOCK USD0.01	11,900.000	579,125.21	734,825.00
UNIVISION COMMUNICATIONS INC CL A	7,700.000	288,611.68	329,406.00
UNOCAL CORP COM	72,700.000	2,534,813.74	2,482,705.00
UNUMPROVIDENT CORP COM	95,700.000	2,800,551.25	3,073,884.00
VERISIGN INC COM	12,500.000	1,121,822.92	750,125.00
VERIZON COMMUNICATIONS COMMON STOCK	72,734.000	2,957,958.48	3,891,269.00
VERITAS SOFTWARE CO COM	29,724.000	2,074,669.99	1,977,537.72
VERTEX PHARMACEUTICAL COM STK USD0.01	1,900.000	134,006.35	94,050.00

46

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   32

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
VIACOM INC CLASS B COMMON	74,154.000	2,956,632.80	3,837,469.50
VITESSE SEMICONDUCTOR CORP COM STK USD0.01	47,870.000	2,572,839.54	1,007,184.80
WAL MART STORES INC NT DTD 08/10/1999 6.150% 08/10/2001	860,000.000	864,016.20	861,659.80
WAL MART STORES INC COM	232,680.000	7,327,057.26	11,354,784.00
WALGREEN CO COM	122,290.000	3,262,797.92	4,214,113.40
WASHINGTON MUT INC COM	16,350.000	407,532.31	613,942.50
WASTE MGMT INC DEL COM	109,072.000	2,778,035.21	3,361,599.04
WATERS CORP COM STK USD0.01	800.000	33,970.00	22,088.00
WATSON PHARMACEUTICALS INC COM STK NPV	5,900.000	345,679.42	363,676.00
WEATHERFORD INTL INC NEW COM	8,800.000	475,043.34	422,400.00
WELLS FARGO FINL INC COMMERCIAL PAPER DISC DTD 08JUN2001 DUE 17JUL200l	1,800,000.000	1,792,434.00	1,792,434.00
WELLPOINT HEALTH NETWORK INC 6.375% DTD 15JUN2001 DUE 15JUN2006	1,000,000.000	997,720.00	992,870.00
WELLS FARGO & CO NEW COM	39,900.000	1,267,583.18	1,852,557.00
WEYERHAEUSER CO COM	41,560.000	1,913,322.86	2,284,553.20

47

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   33

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
WORLDCOM INC/WORLDCOM GROUP COMMON STOCK	95,105.000	4,457, 712.92	1,350,491.00
WORLDCOM INC — MCI GROUP COMMON STOCK USD.01	3, 804.000	180,414.03	61,244.40
WRIGLEY (WILLIAM) JUNIOR CO COW STK NPV	13,540.000	630,164.67	634,349.00
XILINX INC COMMON STOCK	14,900.000	688,232.70	614,476.00
XEROX CORP COM	68,300.000	1,574,217.13	653,631.00
YAHOO INC COM STK USD0.01	5,400.000	577,169.11	107,946.00
METROPOLITAN LIFE INS COP GAC# 14095 7.18% 05/04/2000	6,287,078.480	6,287,078.48	6,287,078.48
ALLSTATE LIFE INSURANCE GIC #77064 5.430%	54,650,256.000	54,650,256.00	54,650,256.00
JACKSON NATIONAL LIFE G-1236-1 5.090% 09/28/2001	10,054,731.250	10,054,731.25	10,054,731.25
BUSINESS MEN'S ASSURANCE #1309 5.410% 05/05/2003	5,776,435.170	5,776,435.17	5,776,435.17
CDC INVESTMENT MGMT CORP BRIC #121-05 @ 6.020 % 22/DEC/2002	5,013,037.810	5,013,037.81	5,013,037.81
STATE STREET BANK & TRUST GAC #97019 SYNTHETIC GIC #172481	50,472,484.120	50,472,484.12	50,472,484.12

48

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 124079 – COMBINED

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

HARRIS CORPORATION
34-0276860

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   34

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CDC INVESTMENT MGMT CORP BRIC #121-06 5.890% 06/08/2003	7,523,634.950	7,523,634.95	7,523,634.95
MONUMENTAL LIFE INS CO MDA-00086FR 6.550% 06/13/2002	3,413,575.550	3,413,575.55	3,413,575.55
GE LIFE & ANNUITY ASSURANCE CO 7.160% 12/08/2003	11,140,389.840	11,140,389.84	11,140,389.84
MONUMENTAL LIFE INS CO MDA 00076FR 6.000% 04/19/2004	8,093,775.630	8,093,775.63	8,093,775.63
PRUDENTIAL-CAP MAC INSD GA-10010-213 5.890% 04/05/2002	5,680,675.020	5,680,675.02	5,680,675.02
MONUMENTAL LIFE CONTRACT #00245TR 6.410% DTD 01JUL2000 DUE 01JUL2002	54,647,464.900	54,647,464.90	54,647,464.90
SUNAMERICA LIFE #4993 7.530% DTD 28MAY2000 DUE 23JUN2003	3,227,825.500	3,227,825.50	3,227,825.50
ALLSTATE LIFE INS #GA-6316 6.030% DTD 25JAN2001 DUE 27JAN2005	3,076,022.000	3,076,022.00	3,076,022.00
METROPOLITAN LIFE #GAC 25857 5.430% DTD 03/01/2001 DUE 03/31/2003	5,067,819.730	5,067,819.73	5,067,819.73
CAISSE DES DEPOT BRIC 121-07	8,040,958.690	8,040,958.69	8,040,958.69
ALLSTATE LIFE INS #GA-6326 5.930% DTD 19APR2001 DUE 19APR2005	5,057,941.460	5,057,941.46	5,057,941.46

49

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/21/01   E25A   0BRICK   PAGE   35

ACCOUNT 124079 – COMBINED

HARRIS CORPORATION
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SECURITY LIFE OF DENVER #SA-0240 5.360% 04/07/2004	5,061,890.970	5,061,890.97	5,061,890.97
UBS AG #5012 5.898% 05/03/2005	58,965,317.970	58,965,317.97	58,965,317.97
NEW YORK LIFE GA30972-002 5.330% DTD 19JUN2001 DUE 28JUN2004	6,009,637.810	6,009,637.81	6,009,637.81
MASS MUTUAL LIFE INS CO #35069 5.030% DTD 04/06/2001 DUE 04/07/2003	5,058,150.920	5,058,150.92	5,058,150.92
BANK or AMERICA NT&SA CONTRACT #99-220 GIC 5.96%	42,989,711.000	42,989,711.00	42,989,711.00
SUM AMERICA GIC #4991 7.530% DTD 14JUN2000 DUE 09JUN03	5,394,710.630	5,394,710.63	5,394,710.63
CHASE SYNTHETIC GIC 433121-LT 5.710% DTD 01JUN2000 DUE 01SEP2003	50,726,727.800	50,726,727.80	50,726,727.80
JOHN HANCOCK LIFE INS GAC #15017 7.420% 15AUG2005	9,579,104.530	9,579,104.53	9,579,104.53
PRUDENTIAL GA#10010 6.170% 06/17/2003	5,994,184.310	5,994,584.31	5,994,584.31
PYRAMID EQUITY INDEX FUND	107,257.556	304,733,459.04	321,705,846.55
PYRAMID BROAD MARKET BOND INDEX FUND	44,333,798.206	91,556,533.68	111,727,378.21
ACCOUNT TOTAL		1,891,653,671.01	2,016,122,383.20
LESS AMOUNTS INCLUDED IN CASH & CASH EQUIVALENTS ON THE BALANCE SHEET		(73,966,327.20)	(73,966,327.20)
TOTAL INVESTMENTS		1,817,687,343.81	1,942,156,056.00

50

SCHEDULE III

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 124079 – COMBINED

SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
FROM 07/01/2000 TO 06/30/2001

HARRIS CORPORATION
RETIREMENT PLAN
COMBINED REPORT
34-0276860

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/22/01   PAGE   1

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
GLOBAL CROSSING LTD	32,300.000	701,682.04	
COM	32,300.000		361,856.26
TYCOM LTD	5,600.000	179,200.00	
COMMON STOCK USD0.25	5,600.000		218,378.18
WILLIS GROUP HOLDINGS LTD	200.000	2,700.00	
COMMON STOCK	200.000		3,278.47
FLEXTRONICS INTL LTD	19,900.000	638,870.09	
	5,100.000		134,581.77
RESERVE INVSTMT FUND INC	21,761,374.710	21,761,374.71	
05/20/2000	17,700,000.000		17,700,000.00
HARRIS RETIREMENT PLAN LOAN	13,951,840.350	13,951,840.35	
	12,940,346.930		12,940,346.93
BRITISH TELECOMMUNICATIONS	320,000.000	319,484.80	
7.625% DTD 12DEC2000 DUE 15DEC2005	320,000.000		328,857.60
CHINA MOBILE HONG KONG LTD	16,700.000	1,674,283.85	
SPONSORED ADR	39,800.000		1,100,448.61
CHINA UNICOM	16,100.000	379,076.21	
AMERICAN DEPOSITARY RECEIPT	26,800.000		561,101.35
DECODE GENETICS INC	200.000	3,600.00	
COMMON STOCK	200.000		5,474.55
NEW YORK LIFE INS	322,188.670	322,188.67	
GA #06885-004	6,355,532.050		6,355,532.05
6.780% 05/01/2001			
MORGAN STANLEY INTERNATIONAL	19,349,905.186	219,880,460.07	
MAGNUM FUND	19,746,364.827		225,640,153.01

51

SCHEDULE III

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
FROM 07/01/2000 TO 06/30/2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/22/01   PAGE   2

ACCOUNT 124079 – COMBINED

HARRIS CORP RETIREMENT PLAN COMBINED
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
NOKIA CORP	37,500.000	1,626,478.04	
ABR	83, 900.000		2,861,162.89
NORTEL NETWORKS CORP NEW	17,000.000	623,258.09	
COMMON STOCK	101,000.000		4,110,606.79
PHARMACIA CORP	16,600.000	943,294.69	
COMMON STOCK	67,900.000		3,628,191.79
ROYAL DUTCH PETE CO	16,200.000	983,438.50	
N Y REGISTRY SH PAR N CLDR 1.25	17,500.000		1,032,779.82
ROYAL PTT NEDERLAND	108,000.000	107,445.96	
7.500% DTD 13FEB2001 DUE 01OCT2005	108,000.000		107,374.68
SMTC CORP	100.000	1,600.00	
COMMON STOCK	100.000		2,245.33
SONY CORP ADR NEW 50 YEN SH	15,100.000	1,167,494.76	
	2,100.000		146,314.87
VODAFONE GROUP PLC NEW	80,400.000	3,565,935.43	
SPONSORED ADR	80,400.000		2,913,228.97
METROPOLITAN LIFE INS COP	567,066.250	567,066.25	
GAC# 14095 7.18% 05/04/2000	5,500,000.000		5,500,000.00
JOHN HANCOCK MUTUAL LIFE	37,253.140	37,253.14	
GA-8646 6.650% 08/14/2000	6,828,222.470		6,828,222.47
ALLSTATE LIFE INSURANCE	17,635,622.750	17,635,622.75	
GIC #77064 5.430%	10,455,674.890		10,455,674.89
JACKSON NATIONAL LIFE	616,796.220	616,796.22	
G-1236-1	632,910.460		632,910.46
5.090% 09/28/2001			

52

SCHEDULE III

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
FROM 07/01/2000 TO 06/30/2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/22/01   PAGE   3

ACCOUNT 124079 – COMBINED

HARRIS CORP RETIREMENT PLAN COMBINED
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
CDC INVESTMENT MGMT CORP BRIC #121-05 @ 6.020% 22/DEC/2002	279,166.930 282,672.540	279,166.93	282,672.54
STATE STREET BANK & TRUST GAC #97019 SYNTHETIC GIC #172481	22,895,939.200 3,829,728.340	22,895,939.20	3,829,728.34
CDC INVESTMENT MGMT CORP BRIC #121-06 5.890% 06/08/2003	423,749.360 430,479.230	423,749.36	430,475.23
PRUDENTIAL-CAP MAC INSD @6.080% 06/29/2001	511,522.180 8,948,517.880	511,522.18	8,948,517.88
PARTN CTF GROUP ANNUITY CONTRACT #1280 WITH BUSINESS MEN'S ASSURANCE 5.860% 10/02/2000	91,523.960 6,353,582.270	91,523.96	6,353,582.27
BUSINESS MEN'S ASSURANCE CO GIC #1279 @5.89% 12/04/2000	126,715.810 5,244,101.780	126,715.81	5,244,101.78
NEW YORK LIFE GA-30972 5.660% 04/16/2001	142,756.080 3,346,685.680	142,756.08	3,346,685.68
MONUMENTAL LIFE INS CO MBA 00076 FR 6.000% 04/19/2004	480,000.040 480,000.000	480,000.04	480,000.00
MONUMENTAL LIFE CONTRACT #00245TR 6.410% DTD 01JUL2000 DUE 01JUL2002	59,097,557.140 4,450,092.240	59,097,557.14	4,450,092.24
CAISSE DES DEPOT BRIC 121-07	5,470,019.520 5,481,421.150	5,470,019.52	5,481,421.15

53

SCHEDULE III

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
FROM 07/01/2000 TO 06/30/2001

GLOBAL ASSETS – EB

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/22/01 PAGE 4

ACCOUNT 124079 – COMBINED

HARRIS CORP RETIREMENT PLAN COMBINED
34-0276860

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
SECURITY LIFE OF DENVER	5,042,942.010	5,042,942.01	
#SA-0246	5,042,942.010		5,042,942.01
5.340% DTD 09APR2001 DUE 08JUN2001			
JACKSON NATIONAL LIFE	36,929,946.040	36,929,948.04	
#S-1214 5.510% 03/19/2001	68,378,411.890		68,378,411.89
BANK OF AMERICA NT&SA	34,525,212.800	34,525,212.80	
CONTRACT #99-220 GIC 5.96%	11,796,166.430		11,796,166.43
CHASE SYNTHETIC	24,035,758.950	24,035,758.95	
GIC# 433121-LT	3,390,454.510		3,390,454.51
5.710% DTD 01JUN2000 DUE 01SEP2003			

54

SCHEDULE V

NEW YORK   SCHEDULE H ITEM 4J   GLOBAL ASSETS – EB
BANKERS TRUST COMPANY   PART 2 – SCHEDULE OF REPORTABLE TRANSACTIONS
CUMULATIVE TRANSACTIONS BY ISSUE
FROM 07/01/2000 TO 06/30/2001

PREPARED ON ACCRUAL BASIS (TRADE–DATED)
11/22/01   PAGE 1

ACCOUNT 124079 – COMBINED   HARRIS CORPORATION
RETIREMENT PLAN
COMBINED REPORT
MARKET VALUE 06/30/2000 $2,283,355,850.93
34-0276860

-------------------------------------D I S P O S E D-------------------------------------   ------------------------------A C Q U I R E D-------------------

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST
PYRAMID DIRECTED ACCOUNT					
CASH FUND	1,281	1,280,561,123.18	0.00	1,324	1,299,912,866.16
MORGAN STANLEY INTERNATIONAL	138	225,640,153.01	4,151,060.04	114	219,880,460.07
MAGNUM FUND	138	225,640,153.01	4,151,060.04	114	219,880,460.07
PYRAMID EQUITY INDEX FUND	141	171,344,478.13	24,032,978.08	108	98,253,821.10

55

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan

By: Retirement Plan Administrative
     Committee, as Plan Administrator

/s/ Jeffrey Pratt Morrill
Jeffrey Pratt Morrill

Date: December 21, 2001